Exhibit 99

Supplemental Segment Information
(In thousands)	Quarter ended July 31,
	2006	2005
Orders Received:
Sign Making and Specialty Graphics	$ 73,867	$ 69,262
Apparel and Flexible Materials	47,063	43,239
Ophthalmic Lens Processing	18,382	16,209
	$139,312	$128,710

	July 31, 2006	April 30, 2006
Backlog:
Sign Making and Specialty Graphics	$ 3,407	$ 2,699
Apparel and Flexible Materials	41,034	40,514
Ophthalmic Lens Processing	953	357
	$45,394	$43,570